September 18, 2025

Jonathan Hugh
Chief Financial Officer
ALT5 Sigma Corporation
325 E. Warm Springs Road, Suite 102
Las Vegas, Nevada 89119

       Re: ALT5 Sigma Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed September 12, 2025
           File No. 000-19621
Dear Jonathan Hugh:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 1
The Issuance and Appointment Proposal, page 7

1. We refer to Proposal 1, which seeks shareholder approval for (i) the issuance of
       119,000,000 shares of common stock upon the exercise of pre-funded warrants and common stock purchase warrants, and (ii) the appointment of a nominee to the board of directors. Please tell us why these two matters should not be in separate proposals. Refer to Rule 14a-4(a)(3).
2. We note that the appointment of the director to the board appears to be an action taken with respect to the election of a director. Accordingly, please revise the proxy to include all information required by Items 7 and 8 of Schedule 14A, or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 18, 2025
Page 2

       Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at
202-551-6262
with any other questions.



                                                     Sincerely,

                                                     Division of Corporation
Finance
                                                     Office of Life Sciences
cc:   Faith Charles